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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 -------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)


                            FINANCIAL BANCORP, INC.
                               (Name of Issuer)

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                    Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)

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                                  31738T 10
                                (CUSIP Number)

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                             John J. Gorman, Esq.
                   Luse Lehman Gorman Pomerenk & Schick
                          A Professional Corporation
                          5335 Wisconsin Avenue, N.W.
                            Washington, D.C. 20015
                                (202) 274-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 -------------

                                 August 1, 1996
                         (Date of Event Which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                 SCHEDULE 13D


CUSIP No. 31738T 10

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1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   BFS Bankorp, Inc.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]

(b)[ ]
        Not applicable
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3  SEC USE ONLY
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4  SOURCE OF FUNDS
     Not Applicable
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e) [ ]
      Not applicable
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
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7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   VOTING POWER
     90,000
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8  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
   SHARED VOTING POWER

     1,500
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9  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   DISPOSITIVE POWER

     90,000
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10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SHARED
   DISPOSITIVE POWER

     1,500
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   91,500
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   4.98
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14 TYPE OF REPORTING PERSON
   CO
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Item 1.  Security and Issuer.

     The securities as to which this Amendment No. 1 to Schedule 13D relates are shares of common stock, $.01 par value per share ("Common Stock"), of Financial Bancorp, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 42-25 Queens Boulevard, Long Island City, N.Y. 11104. Based upon the Issuer's Form 10-Q for the quarter ended March 31, 1996, the Issuer has outstanding 1,838,365 shares of Common Stock.


Item 2.  Identity and Background.

     Please see Item 2 to the Company's Schedule 13D filed on July 22, 1996, which is incorporated herein by reference thereto.

Item 3.  Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.  Purpose of Transaction

     The purpose of this Amendment No. 1 to Schedule 13D is to report that the Company's holdings in Issuer's Common Stock have dropped below five percent (5%).

Item 5.  Interest in Securities of the Issuer

     This Amendment No. 1 amends and supplements the Company's Schedule 13D filed on July 22, 1996.

     Item 5 of the Schedule 13D is hereby amended to include the following:

     On July 31, 1996 the Company sold 7,000 shares of Issuer's Common Stock at a per share price of $14.625. On August 1, 1996, the Company sold 4,000 shares of Issuer's Common Stock at a per share price of $14.50 and sold 14,000 shares of Issuer's Common Stock at a per share price of $14.25.

     As a result of these sales of the Issuer's Common Stock, the Company now has sole voting and dispositive power with respect to 90,000 shares of Issuer's Common Stock. The Company has shared voting and dispositive power with respect to 91,500 shares.

     The following sales of Issuer's Common Stock were effected by the Company since July 22, 1996, the date of the filing of the Schedule 13D:

     Sale Date           Number of Shares           Price Per Share

     07/31/96                  7,000                    $14.625
     08/01/96                  4,000                      14.50
     08/01/96                 14,000                      14.25

     The foregoing transactions were effected through open-market sales.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Please see Item 6 to the Company's Schedule 13D filed on July 22, 1996, which is incorporated herein by reference thereto.

Item 7.  Material to be Filed as Exhibits

     None.
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                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

BFS BANKORP, INC.


                                       By:/s/ Gerard A. Perri
                                          --------------------------
Gerard A.  Perri
Senior Vice President and
                                              Chief Financial Officer


Date:  August 2, 1996


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